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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42793

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2025 AND ENDING 03/31/2026
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Euro-American Equities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10995 Titus Road
(No. and Street)

Leavenworth	WA	98826
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Chenoweth	206-232-9290	david@euro-americaneq
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave., Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

7/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Chenoweth _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Euro-American Equities, Inc. _____, as of March 31 _____, 2 026 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _David T. Chenoweth_

Title:
CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

EURO-AMERICAN EQUITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2026

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Euro-American Equities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Euro-American Equities, Inc. as of March 31, 2026, the related statements of operations, changes in stockholder equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Euro-American Equities, Inc. as of March 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Euro-American Equities, Inc. management. Our responsibility is to express an opinion on Euro-American Equities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Euro-American Equities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Reconciliation of Net Capital Pursuant to SEC Rule 17a-5(d)(4), Schedule II, Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission and Schedule III, Information Relating to Exemptive Provision Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Euro-American Equities, Inc.'s financial statements. The supplemental information is the responsibility of Euro-American Equities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Reconciliation of Net Capital Pursuant to SEC Rule 17a-5(d)(4), Schedule II, Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission and Schedule III, Information Relating to Exemptive Provision Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Euro-American Equities, Inc.'s auditor since 2011.

Maitland, Florida

June 5, 2026

1

EURO-AMERICAN EQUITIES, INC.

FINANCIAL STATEMENTS

MARCH 31, 2026

EURO-AMERICAN EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2026

ASSETS

Assets:

Cash	$	64,634
Commissions receivable		6,046
Other assets		2,292
Total assets	$	72,972

STOCKHOLDER EQUITY

Common stock, no par value; 1,000 shares authorized, issued and outstanding	$	5,000
Additional paid-in capital		23,559
Retained earnings		44,413
Total Stockholder Equity	$	72,972

The accompanying notes are an integral part of these financial statements.

EURO-AMERICAN EQUITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2026

Revenues:

Mutual funds and insurance sales	$	14,972
Distribution fees		65,327
Assessment rebate		1,210
Total revenues		81,509

Expenses:

Commission - related party	61,061
Professional fees	4,880
Regulatory fees	2,713
Taxes	452
Other expenses	15,544
Total expenses	84,649
Net income (loss)	(3,140)

The accompanying notes are an integral part of these financial statements.

EURO-AMERICAN EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY
FOR THE YEAR ENDED MARCH 31, 2026

| | Common Stock | | Additional Paid-In | Retained | |
	Shares	Amount	Capital	Earnings	Total
Balances, March 31, 2025	1,000	$ 5,000	$ 23,559	$ 47,553	$ 76,112
Net loss	-	-	-	(3,140)	(3,140)
Balances, March 31, 2026	1,000	$ 5,000	$ 23,559	$ 44,413	$ 72,972

The accompanying notes are an integral part of these financial statements

EURO-AMERICAN EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2026

Cash flows from operating activities:		
Net loss	$	(3,140)
Adjustments to reconcile net loss to net		
cash flows used by operating activities:		
(Increase) decrease in:		
Commissions receivable		(174)
Regulatory deposit		(2,242)
Net cash used by operating activities		(5,556)
Net decrease in cash and cash equivalents		(5,556)
Cash and cash equivalents at beginning of period		70,190
Cash and cash equivalents at end of period	$	64,634
Supplemental Disclosure:		
Cash paid for interest		$0
Cash paid for tax		$0
Other non cash items		$0

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Euro-American Equities, Inc. (the Company), a Washington corporation, began operations in June 1990. The Company is a registered securities broker-dealer selling mutual funds, variable annuities, and variable universal life contracts. The Company's securities business segment derives revenue from customers for commissions and fees for the sale of mutual funds, mutual funds (12b-1's), and insurance products.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At March 31, 2026, the Company had no uninsured cash balances.

Commissions Receivable

Commissions receivable represents commissions and fees receivable from various investment companies. Management anticipates no substantial loss from the receivable balances; therefore, no reserve was established at March 31, 2026.

Revenue Recognition

Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligation have been satisfied. Commissions and fees received from the sale of mutual funds and variable insurance products are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on trade date. There were no unsatisfied performance obligations at March 31, 2026.

Distribution Fees
The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.

EURO-AMERICAN EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2026

Note 1 – Summary of Significant Accounting Policies (Distribution Fees continued)

For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes according to, FASB ASC 740-10-50 (formerly SFAS No. 109) and FIN 48, which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. The Company generally recognizes a 100% valuation allowance on any deferred tax assets because it is more likely than not the Company will not be able to use such deferred tax assets in the future.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At March 31, 2026, the Company had excess net capital of $59,634 and a net capital ratio (aggregate of indebtedness to net capital) was 0.00 to 1.

Note 3 – Related Party Transactions

All of the Company's revenue is generated from financial products sold by the stockholder of the Company. Commissions paid or accrued to these shareholders during the year ended March 31, 2026 totaled $61,061.

Note 4 – Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of March 31, 2025 and 2026 of $5,872 and $6,046 respectively.

Note 5 – Segment Reporting

The Company's securities business segment derives revenues from customers for commissions and fees for the sale of mutual funds, mutual funds (12b-1's), and insurance products. The accounting policies for this segment are the same as those described in Note 1, Summary of Significant Accounting Policies. The chief operating decision maker assesses performance for the securities business segment and decides allocation of resources based on net income as reported on the income statement and segment assets as reported as total assets on the balance sheet.

The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into this segment or other areas, such as acquisitions, or paying dividends. Net income is used to monitor, among other things, budget versus actual result, competitive analysis, and benchmarking. The Company has one reportable segment commission and fees for the sales of mutual funds, mutual funds (12b-1's), and insurance products, as the primary source of its revenue. The Company's chief operating decision is the CEO.

Note 6 - Income Taxes

Income taxes when recorded are accounted for under the asset and liabilities method. For the year ended March 31, 2026, the Company did not record a provision for income taxes. The Company's tax year is December 31st and management expects there will be no taxable income. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and any operating loss carryforwards. At March 31, 2026, the Company has no reportable deferred tax assets, deferred tax liabilities, or net operating loss carryforwards.

The Company's tax returns are subject to possible examination by the taxing authorities. The federal and state income tax returns of the Company for 2025, 2024 and 2023 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Note 7 – Financial Instruments, Off-Balance Sheet Risks and Contingencies

The Company does not have deposits in banks in excess of the FDIC insured amount of $250,000 at March 31, 2026.

Note 8 - Commitments and Contingencies

The Company does not have any commitments or contingencies.

Note 9 – Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued and has determined that the Company had no events occurring subsequent to March 31, 2026 requiring disclosure or adjustment.

EURO-AMERICAN EQUITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND
RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
AS OF MARCH 31, 2026

Computation of basic net capital requirements:

Total stockholder equity qualified for net capital	$ 72,972
Deductions:	
Non-allowable assets	
Commissions receivable	6,046
Other asset receivable	2,292
Net capital before haircuts and securities positions	64,634
Haircuts	-
Net capital	64,634
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($0)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	5,000
Excess net capital	$ 59,634

There were no material differences existing between the above computation and the computation

Included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as of March 31, 2026.

Accordingly, no reconciliation is necessary.

SCHEDULE II
EURO-AMERICAN EQUITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2026

Total aggregate indebtedness:

Aggregate indebtedness $ -

Ratio of aggregate indebtedness
to net capital   0.00% to 1

SHEDULE III
EURO-AMERICAN EQUITIES, INC.
INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF MARCH 31, 2026

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for an exemption under subparagraph (k) (1) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for an exemption under subparagraph (k) (1) of the Rule.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Euro-American Equities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Euro-American Equities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Euro-American Equities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provision) and (2) Euro-American Equities, Inc. stated that Euro-American Equities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Euro-American Equities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Euro-American Equities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

June 5, 2026

EURO-*AMERICAN EQUITIES, Inc.*

www.Euro-AmericanEquities.com

Broker / Dealer
Member FINRA

EXEMPTION REPORT

Euro-American Equities, Inc. ("Euro-American") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission Rule 17 C.F.R. §240.17a-5 (Reports to be made by certain brokers and dealers). This Exemption Report was prepared as required by the Rule 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Euro-American states the following:

1. Euro-American claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(1).
2. Euro-American met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

EURO-AMERICAN EQUITIES, INC.

I, David Chenoweth, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _David T. Chenoweth_

Title: CEO
May 26, 2026